07028082

POWER FINANCIAL CORPORATION

SUPPL

082-01716

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the Forward-looking Statements and Non-GAAP Financial Measures sections at the end of this release.

NINE-MONTH OPERATING EARNINGS
INCREASE 19.3%
DIVIDEND INCREASED

Montréal, Québec, November 8, 2007 – Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2007 were $1,583 million or $2.16 per share, compared with $1,330 million or $1.81 per share in the corresponding period in 2006. This represents a 19.3% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from the Corporation's subsidiaries as well as from its affiliate, which also benefited from a favourable timing difference in dividend income compared with the previous year.

Other income was a charge of $71 million or $0.10 per share for the nine-month period ended September 30, 2007, reflecting primarily the Corporation's share of a provision recorded by Great-West Lifeco in the third quarter. Other items not included in operating earnings in 2006 were $351 million or $0.50 per share, reflecting primarily the Corporation's share, in the amount of $356 million, of the gain recorded by Groupe Bruxelles Lambert from the sale of its 25.1% interest in Bertelsmann AG.

11/19

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POWER FINANCIAL CORPORATION

Net earnings, including other income, for the nine-month period ended September 30, 2007 were $1,512 million or $2.06 per share, compared with $1,681 million or $2.31 per share in the same period in 2006.

THIRD-QUARTER RESULTS

For the quarter ended September 30, 2007, operating earnings of the Corporation were $531 million or $0.73 per share, compared with $439 million or $0.60 per share in the third quarter of 2006. This represents an increase of 21.7% on a per share basis.

Other items for the third quarter of 2007 were a charge of $74 million or $0.11 per share reflecting primarily the impact of the provision recorded by Great-West Lifeco. For the corresponding period in 2006, other items were $356 million or $0.50 per share, representing Power Financial's share of the gain recorded by GBL from the sale of its interest in Bertelsmann.

Net earnings for the quarter were $457 million or $0.62 per share in 2007, compared with $795 million or $1.10 per share in 2006.

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SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported adjusted net income attributable to common shareholders of $1,616 million for the nine months ended September 30, 2007, compared with net income of $1,384 million reported a year ago. This represents $1.812 per common share for the nine months ended September 30, 2007, an increase of 17%, compared with $1.554 per common share for 2006. Adjusted net income attributable to common shareholders in 2007 excludes a provision for certain Canadian retirement plans of $97 million after tax, recorded in the third quarter. Net income attributable to common shareholders after this provision was $1,519 million or $1.703 per common share for the nine months ended September 30, 2007.

For the three months ended September 30, 2007, adjusted net income attributable to common shareholders was $558 million, compared with net income of $477 million reported a year ago. This represents $0.625 per common share for the three months ended September 30, 2007, an increase of 16%, compared with $0.537 per common share for the corresponding period in 2006. Net income attributable to common shareholders for the quarter ended September 30, 2007 after the provision for certain Canadian retirement plans was $461 million or $0.516 per share.

IGM Financial Inc.

IGM Financial reported net income for the nine months ended September 30, 2007 of $645 million, compared with adjusted net income of $563 million in 2006. Earnings per share were $2.41 in 2007, compared with adjusted earnings per share of $2.11 in 2006, an increase of 14.2%.

Adjusted net income and earnings per share for the nine-month period ended September 30, 2006 excluded a non-cash income tax benefit recorded in the second quarter. Net income for the nine-month period ended September 30, 2006 without adjustment was $577 million and earnings per share on this basis were $2.16.

For the three-month period ended September 30, 2007, IGM reported net income of $218 million, compared with net income of $191 million in 2006. Earnings per share for the three months ended September 30, 2007 were $0.82, compared with earnings per share of $0.72 in the corresponding period in 2006, which represents an increase of 13.9%.

Pargesa Holding SA

Parjointco N.V. holds Power Financial's interest in Pargesa Holding SA. Pargesa reported operating earnings of SF537 million in the nine-month period in 2007, compared with SF402 million for the corresponding period in 2006. For the three-month period ended September 30, 2007, Pargesa's operating earnings were SF126 million, compared with SF57 million in the corresponding period in 2006. Pargesa's operating earnings in the nine-month and three-month periods in 2007 include Pargesa's share of the interim dividend from Total SA in the amount of SF75 million, whereas the interim dividend for 2006 was recorded in the fourth quarter. Expressed in dollars, the contribution from the European affiliate to Power Financial's operating earnings was $128 million and $30 million, respectively, in the nine-month and three-month periods in 2007, compared with $94 million and $12 million, respectively, in the corresponding periods in 2006.

The contribution to other income was $3 million and nil in the nine-month and three-month periods in 2007, respectively, compared with $343 million and $356 million, respectively, for the nine-month and three-month periods ended September 30, 2006. The figures for 2006 included an amount of $356 million representing the Corporation's share of the gain recorded by GBL from the sale of its interest in Bertelsmann.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	January 25, 2008	February 15, 2008	To be determined In accordance with the articles of the Corporation
Series C	January 10, 2008	January 31, 2008	32.50¢
Series D	January 10, 2008	January 31, 2008	34.375¢
Series E	January 10, 2008	January 31, 2008	32.8125¢
Series F	January 10, 2008	January 31, 2008	36.875¢
Series H	January 10, 2008	January 31, 2008	35.9375¢
Series I	January 10, 2008	January 31, 2008	37.50¢
Series J	January 10, 2008	January 31, 2008	29.375¢
Series K	January 10, 2008	January 31, 2008	30.9375¢
Series L	January 10, 2008	January 31, 2008	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 31.25 cents per share on the Corporation's common shares payable February 1, 2008 to shareholders of record December 28, 2007. This represents an increase of 2.25 cents over the previous quarterly dividend of 29 cents.

POWER FINANCIAL
CORPORATION

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's, its subsidiaries' or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information (unaudited)

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30, 2007 (unaudited)	December 31, 2006
Assets		
Cash and cash equivalents	**4,858**	5,138
Investments (Note 4)		
Shares	**6,476**	4,602
Bonds	**66,284**	65,246
Mortgages and other loans	**16,279**	15,823
Loans to policyholders	**6,259**	6,776
Real estate	**2,329**	2,218
	97,627	94,665
Funds held by ceding insurers	**1,553**	12,371
Investment in affiliates, at equity	**3,528**	2,137
Intangible assets	**2,740**	2,615
Goodwill (Note 2)	**11,454**	8,342
Future income taxes	**744**	455
Other assets (Note 5)	**7,663**	4,763
	130,167	130,486
Liabilities		
Policy liabilities		
Actuarial liabilities	**86,425**	89,490
Other	**4,336**	4,488
Deposits and certificates	**806**	778
Funds held under reinsurance contracts	**1,950**	1,822
Debentures and other borrowings (Note 6)	**6,886**	3,430
Preferred shares of the Corporation (Note 9)	**300**	300
Preferred shares of subsidiaries	**1,367**	1,325
Capital trust securities and debentures (Note 7)	**640**	646
Future income taxes	**829**	853
Other liabilities	**6,856**	8,719
	110,395	111,851
Non-controlling interests (Note 8)	**7,389**	7,213
Shareholders' Equity		
Stated capital (Note 9)		
Perpetual preferred shares	**1,400**	1,400
Common shares	**594**	593
Contributed surplus	**65**	56
Retained earnings	**10,211**	9,621
Accumulated other comprehensive income (loss) (Note 10)	**113**	(248)
	12,383	11,422
	130,167	130,486

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended September 30 **2007**	2006	Nine months ended September 30 **2007**	2006
Revenues				
Premium income	**3,879**	4,332	**13,758**	12,471
Net investment income				
Regular net investment income	**1,441**	1,612	**4,417**	4,512
Changes in fair value on held for trading assets	**426**	–	**(1,921)**	–
	1,867	1,612	**2,496**	4,512
Fee income	**1,596**	1,235	**4,418**	3,711
	7,342	7,179	**20,672**	20,694
Expenses				
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**4,678**	4,871	**13,026**	13,831
Commissions	**574**	519	**1,767**	1,577
Operating expenses	**1,105**	752	**2,737**	2,308
Financing charges (Note 11)	**115**	88	**287**	254
	6,472	6,230	**17,817**	17,970
	870	949	**2,855**	2,724
Share of earnings of affiliates	**30**	12	**128**	94
Other income (charges), net (Note 12)	**(3)**	356	**–**	343
Earnings before income taxes and non-controlling interests	**897**	1,317	**2,983**	3,161
Income taxes	**174**	274	**658**	727
Non-controlling interests (Note 8)	**266**	248	**813**	753
Net earnings	**457**	795	**1,512**	1,681
Earnings per common share (Note 13)				
Basic	**0.62**	1.10	**2.06**	2.31
Diluted	**0.62**	1.10	**2.05**	2.30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited) (in millions of dollars)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Net earnings	**457**	795	**1,512**	1,681
Other comprehensive income (loss)				
Net unrealized gains (losses) on available-for-sale assets				
Unrealized gains (losses)	**(288)**	–	**(61)**	–
Income tax on unrealized gains (losses)	**2**	–	**24**	–
Reclassification of realized (gains) losses to net earnings	**(16)**	–	**(120)**	–
Income tax on reclassification of realized (gains) losses to net earnings	**3**	–	**28**	–
	(299)	–	**(129)**	–
Net unrealized gains (losses) on cash flow hedges				
Unrealized gains (losses)	**48**	–	**(9)**	–
Income tax on unrealized gains (losses)	**(17)**	–	**4**	–
Reclassification of realized (gains) losses to net earnings	**55**	–	**95**	–
Income tax on reclassification of realized (gains) losses to net earnings	**(19)**	–	**(26)**	–
	67	–	**64**	–
Net unrealized gains (losses) on foreign currency translation	**(584)**	19	**(1,341)**	(51)
Other comprehensive income (loss) before non-controlling interests	**(816)**	19	**(1,406)**	(51)
Non-controlling interests	**144**	(8)	**392**	24
Other comprehensive income (loss)	**(672)**	11	**(1,014)**	(27)
Comprehensive income (loss)	**(215)**	806	**498**	1,654

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Nine months ended September 30 (unaudited) (in millions of dollars)	**2007**	2006
Stated capital – Perpetual preferred shares		
Perpetual preferred shares, beginning of year	**1,400**	1,200
Issue of perpetual preferred shares	**–**	200
Perpetual preferred shares, end of period	**1,400**	1,400
Stated capital – Common shares		
Common shares, beginning of year	**593**	593
Issue of common shares under stock option plan	**1**	–
Common shares, end of period	**594**	593
Contributed surplus		
Contributed surplus, beginning of year	**56**	38
Stock options expense	**13**	19
Non-controlling interests	**(4)**	(5)
Contributed surplus, end of period	**65**	52
Retained earnings		
Retained earnings, beginning of year		
As previously reported	**9,621**	8,249
Change in accounting policy (Note 1)	**(272)**	–
As restated	**9,349**	8,249
Net earnings	**1,512**	1,681
Dividends to shareholders		
Perpetual preferred shares	**(56)**	(51)
Common shares	**(597)**	(516)
Other	**3**	(8)
Retained earnings, end of period	**10,211**	9,355
Accumulated other comprehensive income (loss) (Note 10)		
Accumulated other comprehensive income (loss), beginning of year	**(248)**	(682)
Change in accounting policy (Note 1)	**1,375**	–
Other comprehensive income (loss)	**(1,014)**	(27)
Accumulated other comprehensive income (loss), end of period	**113**	(709)
Total Shareholders' Equity	**12,383**	10,691

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
Operating activities				
Net earnings	**457**	795	**1,512**	1,681
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**929**	1,172	**(619)**	1,575
Decrease (increase) in funds held by ceding insurers	**168**	40	**609**	471
Increase (decrease) in funds held under reinsurance contracts	**(26)**	(524)	**24**	(621)
Amortization and depreciation	**27**	23	**79**	72
Future income taxes	**2**	(15)	**(47)**	60
Non-controlling interests	**266**	248	**813**	753
Other	**(348)**	(325)	**2,205**	(488)
Change in non-cash working capital	**(296)**	115	**(1,627)**	14
	1,179	1,529	**2,949**	3,517
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(122)**	(108)	**(354)**	(309)
Perpetual preferred shares	**(18)**	(16)	**(56)**	(49)
Common shares	**(205)**	(176)	**(582)**	(504)
	(345)	(300)	**(992)**	(862)
Issue of common shares	**–**	–	**1**	–
Issue of perpetual preferred shares	**–**	200	**–**	200
Issue of common shares by subsidiaries	**4**	7	**29**	31
Repurchase of common shares by subsidiaries	**(15)**	(19)	**(64)**	(56)
Issue of preferred shares by a subsidiary	**–**	–	**–**	300
Repurchase of preferred shares by a subsidiary	**(1)**	(18)	**(1)**	(30)
Issue of debentures and other borrowings	**2,580**	–	**3,704**	336
Repayment of debentures and other borrowings	**(124)**	(250)	**(151)**	(422)
Other	**27**	47	**28**	17
	2,126	(333)	**2,554**	(486)
Investment activities				
Bond sales and maturities	**7,059**	7,351	**18,878**	20,683
Mortgage loan repayments	**458**	523	**1,429**	1,434
Sales of shares	**459**	477	**1,285**	1,118
Real estate sales	**32**	129	**66**	174
Proceeds from securitizations	**427**	386	**1,085**	1,019
Change in loans to policyholders	**(7)**	(19)	**(167)**	(239)
Change in repurchase agreements	**(317)**	14	**(584)**	132
Acquisition of businesses	**(4,155)**	–	**(4,155)**	–
Acquisition of intangible assets	**–**	(141)	**–**	(141)
Investment in bonds	**(5,777)**	(7,586)	**(17,082)**	(22,091)
Investment in mortgage loans	**(1,627)**	(1,268)	**(3,682)**	(3,163)
Investment in shares	**(601)**	(396)	**(2,114)**	(1,084)
Investment in real estate	**(244)**	(399)	**(440)**	(515)
Other	**2**	(8)	**(5)**	(17)
	(4,291)	(937)	**(5,486)**	(2,690)
Effect of changes in exchange rates on cash and cash equivalents	**(115)**	31	**(297)**	71
Increase (decrease) in cash and cash equivalents	**(1,101)**	290	**(280)**	412
Cash and cash equivalents, beginning of period	**5,959**	4,764	**5,138**	4,642
Cash and cash equivalents, end of period	**4,858**	5,054	**4,858**	5,054

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 30, 2007

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). Interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except for the adoption of the new rules on Financial Instruments as described below.

A) CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; and Section 1530, *Comprehensive Income*.

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliates are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net earnings. There has been no change to Lifeco's method of accounting for real estate or loans.

The remainder of the Corporation's investments in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in net earnings except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments or other contracts, which are not closely related to the host financial instrument or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through other comprehensive income until the variability in cash flows being hedged is recognized in net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 As reported	Change in accounting policy	January 1, 2007 Adjusted
Assets			
Cash and cash equivalents	5,138	–	5,138
Investments			
Shares	4,602	757	5,359
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	94,665	1,727	96,392
Investment in affiliates, at equity	2,137	1,157	3,294
All other assets	28,546	(150)	28,396
	130,486	2,734	133,220
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,430	–	3,430
Preferred shares of the Corporation	300	–	300
Preferred shares of subsidiaries	1,325	71	1,396
Capital trust securities and debentures	646	–	646
Future income taxes	853	10	863
All other liabilities	11,319	(2,464)	8,855
	111,851	1,513	113,364
Non-controlling interests	7,213	118	7,331
Shareholders' Equity			
Stated capital			
Perpetual preferred shares	1,400	–	1,400
Common shares	593	–	593
Contributed surplus	56	–	56
Retained earnings	9,621	(272)	9,349
Accumulated other comprehensive income	–	1,127	1,127
Foreign currency translation adjustments	(248)	248	–
	11,422	1,103	12,525
	130,486	2,734	133,220

B) FUTURE ACCOUNTING CHANGES

Capital Disclosures

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures.* The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Financial Instruments Disclosure and Presentation

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement.*

These new requirements are for disclosure only and will not impact financial results of the Corporation.

C) COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prohibits the restatement of comparative information under these new standards.

NOTE 2 ACQUISITIONS

(a) Putnam Investments Trust

On August 3, 2007, Lifeco acquired the asset management business of Putnam Investments Trust (Putnam), and The Great-West Life Assurance Company (Great-West Life) and Canada Life acquired Putnam's 25% interest in T.H. Lee Partners (T.H. Lee), from Marsh & MacLennan Companies Inc. representing an aggregate transaction value of approximately $4.2 billion including transaction costs. Financing of the transaction is described in Note 6. The Corporation's interest in T.H. Lee is included in "Investment in affiliates, at equity".

The initial allocation of the purchase price is summarized as follows:

Value of assets acquired:	
Cash and certificates of deposit	74
Shares	441
Other assets	1,830
	2,345
Value of liabilities assumed:	
Other liabilities	1,535
Non-controlling interests	2
	1,537
Fair value of net assets acquired	808
Total purchase consideration:	
Cash	4,143
Transaction and related costs, net of income taxes	91
	4,234
Goodwill and intangible assets on acquisition (1)	3,426

(1) The initial allocation of the purchase price to intangible assets acquired should be completed in the fourth quarter of 2007.

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities assumed are accruals for Putnam costs of $108 million related to planned restructuring and exit activities involving operations and systems, compensation costs and facilities (refer to Note 3)

Results of Putnam are included in the Consolidated Statements of Earnings from the date of acquisition. Putnam offers investment management products and services, mainly in the United States.

(b) Crown Life Insurance Company

On July 5, 2007, Canada Life acquired all of the outstanding common share of Crown Life Insurance Company (Crown Life) for cash consideration of $118 million, including transaction costs. The acquisition was pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life.

The acquisition resulted in an initial increase in invested assets of $459 million, an increase in other assets of $25 million, an increase in policyholder liabilities of $338 million, an increase in other liabilities of $58 million, a decrease in non-controlling interest of $11 million and estimated goodwill of $19 million. The amounts assigned to the assets acquired and liabilities assumed and associated goodwill may be adjusted when the allocation process has been finalized.

Results of Crown Life are included in the Consolidated Statements of Earnings from the date of acquisition.

(c) Benefits Management Corporation

On May 31, 2007, Great-West Life & Annuity Insurance Company (GWL&A) acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and Lifeco's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to Lifeco's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of Lifeco's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

NOTE 3 RESTRUCTURING COSTS

Following the acquisition of Putnam on August 3, 2007, Lifeco developed a plan to restructure certain operations of Putnam. Lifeco expects the restructuring to be substantially completed by the end of 2008. Costs of $123 million (US$ 117 million) are expected to be incurred as a result and consist primarily of restructuring activities involving operations and systems, compensation costs and facilities. The costs include approximately $108 million (US$ 103 million) that was recognized as part of the purchase equation of Putnam. Costs of approximately $15 million (US$ 14 million) will be charged to earnings as incurred.

The following details the amount and status of restructuring program costs for the period ended September 30, 2007:

	Expected total costs	Amounts utilized - 2007	Changes in foreign exchange rates	Balance September 30, 2007
Compensation costs	100	(23)	(4)	73
Exiting and consolidating operations	13	–	(1)	12
Eliminating duplicate systems	10	–	–	10
	123	(23)	(5)	95
Accrued on acquisition	108	(23)	(4)	81
Expense as incurred	15	–	(1)	14
	123	(23)	(5)	95

NOTE 4 INVESTMENTS

	September 30, 2007					
	Market value		Amortized cost		Total	December 31,
	Available for sale	Held for trading	Loans and receivables	Non-financial instruments		2006
Shares	2,085	4,391	–	–	6,476	4,602
Bonds	4,341	53,010	8,933	–	66,284	65,246
Mortgages and other loans	–	–	16,279	–	16,279	15,823
Loans to policyholders	–	–	6,259	–	6,259	6,776
Real estate	–	–	–	2,329	2,329	2,218
	6,426	57,401	31,471	2,329	97,627	94,665

NOTE 5 OTHER ASSETS

	September 30, 2007	December 31, 2006
Dividends, interest and other receivables	**2,895**	1,984
Premium in course of collection	**587**	566
Deferred selling commissions	**1,002**	974
Fixed assets, net of accumulated depreciation	**433**	338
Accrued benefit asset	**243**	232
Derivative financial instruments	**888**	–
Other	**1,615**	669
	7,663	4,763

NOTE 6 DEBENTURES AND OTHER BORROWINGS

	September 30, 2007	December 31, 2006
Short term		
IGM Financial Inc.		
Credit facility at a rate equal to Canadian Bankers' Acceptance rate plus 0.375%	**100**	–
Great-West Lifeco Inc.		
Commercial paper and other short-term debt instruments with interest rates from 5.2% to 5.5%	**97**	110
Credit facility at a rate equal to Canadian Bankers' Acceptance rate plus 0.25%	**1,233**	–
Credit facility at a rate equal to LIBOR rate plus 0.25% (US$1,221 million)	**1,221**	–
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year	**1**	1
Total short term	**2,652**	111
Long term		
Power Financial Corporation		
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**203**	204
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**100**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$174 million)	**174**	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	**300**	351
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	**1,000**	–
Notes payable with interest rate of 8.0%	**7**	8
Total long term	**4,234**	3,319
	6,886	3,430

As part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank. The credit agreement provides a one year facility, extendible at Lifeco's option for an additional six months, of up to $3,000 million, fundable in Canadian or U.S. dollars. On August 2, 2007, Lifeco drew $1,233 million and US$1,571 million against the facility. The facility provided Lifeco with the option to convert up to US$500 million to a five-year term loan which option Lifeco has exercised against the U.S. drawings of the facility on October 18, 2007. The balance outstanding under this facility at September 30, 2007 was $2,454 million ($1,233 million Canadian and US$1,221 million).

On June 20, 2007, Lifeco borrowed $124 million under an existing revolving line of credit facility with a Canadian chartered bank. On August 2, 2007, Lifeco fully repaid the balance of $124 million.

During the second quarter of 2007, Lifeco issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-

owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three-month Bankers' Acceptance rate plus 1.49%. The subordinated debentures may be redeemed by Lifeco at the principal amount plus any unpaid and accrued interest after June 21, 2017.

NOTE 7 CAPITAL TRUST SECURITIES AND DEBENTURES

	September 30, 2007	December 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition-related fair market value adjustment	**28**	31
Trust securities held by consolidated group as temporary investments	**(188)**	(185)
	640	646

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 8 NON-CONTROLLING INTERESTS

	September 30, 2007	December 31, 2006
Non-controlling interests include		
Participating policyholders	**2,063**	1,884
Preferred shareholders (perpetual) of subsidiaries	**1,251**	1,253
Common shareholders of subsidiaries	**4,075**	4,076
	7,389	7,213

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Earnings attributable to non-controlling interests include				
Earnings attributable to participating policyholders	**43**	31	**110**	118
Dividends to preferred shareholders (perpetual) of subsidiaries	**19**	19	**56**	52
Earnings attributable to common shareholders of subsidiaries	**204**	198	**647**	583
	266	248	**813**	753

NOTE 9 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

Issued and Outstanding

	September 30, 2007		December 31, 2006	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
Series L First Preferred Shares	**8,000,000**	**200**	8,000,000	200
		1,400		1,400
Common shares	**704,893,680**	**594**	704,813,680	593

STOCK-BASED COMPENSATION

During the nine months ended September 30, 2007 and 2006, no options were granted under the Corporation's stock option plan. Compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $4 million in the third quarter of 2007 ($7 million in 2006) and $13 million for the nine months ended September 30, 2007 ($19 million in 2006).

Options were outstanding at September 30, 2007 to purchase, until May 11, 2015, up to an aggregate of 8,345,000 common shares, at various prices from $13.13125 to $32.235 per share. During the nine months ended September 30, 2007, 80,000 (nil in 2006) common shares were issued under the Corporation's plan for an aggregate consideration of $1 million (nil in 2006).

NOTE 10 ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains (losses), on			
Nine months ended September 30, 2007	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(248)	(248)
Change in accounting policy (Note 1)	1,620	(43)	–	1,577
Income taxes	(120)	8	–	(112)
	1,500	(35)	–	1,465
Non-controlling interests	(105)	15	–	(90)
Net change in accounting policy	1,395	(20)	–	1,375
Other comprehensive income (loss)	(181)	86	(1,341)	(1,436)
Income taxes	52	(22)	–	30
	(129)	64	(1,341)	(1,406)
Non-controlling interests	46	(23)	369	392
	(83)	41	(972)	(1,014)
Balance, end of period	1,312	21	(1,220)	113

	Unrealized gains (losses), on			
Nine months ended September 30, 2006	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(682)	(682)
Other comprehensive income (loss)	–	–	(51)	(51)
Income taxes	–	–	–	–
	–	–	(51)	(51)
Non-controlling interests	–	–	24	24
	–	–	(27)	(27)
Balance, end of period	–	–	(709)	(709)

NOTE 11 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Interest on debentures and other borrowings	**94**	57	**206**	164
Preferred share dividends	**18**	18	**54**	55
Unrealized gains on preferred shares classified as held for trading	**(15)**	–	**(29)**	–
Subordinated debenture issue costs	–	–	**13**	–
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Other	**9**	4	**15**	7
	115	88	**287**	254

NOTE 12 OTHER INCOME (CHARGES), NET

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Share of Pargesa's non-operating earnings	–	356	**3**	343
Other	**(3)**	–	**(3)**	–
	(3)	356	–	343

The share of Pargesa's non-operating earnings for the nine-month and three-month periods of 2006 includes an amount of $356 million which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

NOTE 13 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Net earnings	**457**	795	**1,512**	1,681
Dividends on perpetual preferred shares	**(19)**	(19)	**(56)**	(51)
Net earnings available to common shareholders	**438**	776	**1,456**	1,630
Weighted number of common shares outstanding (millions) – Basic	**704.9**	704.8	**704.9**	704.8
Exercise of stock options	**8.3**	8.4	**8.3**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(4.3)**	(5.3)	**(4.4)**	(5.3)
Weighted number of common shares outstanding (millions) – Diluted	**708.9**	707.9	**708.8**	707.9

NOTE 14 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Pension plans	**13**	21	**40**	66
Other post-retirement benefits	**5**	6	**18**	19
	18	27	**58**	85

The total benefit costs exclude the pension provision described in Note 17.

NOTE 15 SECURITIZATIONS

During the third quarter of 2007, IGM Financial Inc. (IGM) securitized $431 million ($390 million in 2006) of residential mortgages through sales to bank-sponsored commercial paper conduits and received net cash proceeds of $427 million ($386 million in 2006). IGM's retained interest in the securitized loans was valued at $8 million ($10 million in 2006). A pre-tax gain on sale of $0 million ($4 million in 2006) was recognized and reported in net investment income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2007, IGM securitized $1,096 million ($1,026 million in 2006) of residential mortgages through sales to bank-sponsored commercial paper conduits and received net cash proceeds of $1,085 million ($1,019 million in 2006). IGM's retained interest in the securitized loans was valued at $21 million ($17 million in 2006). A pre-tax gain on sale of $2 million ($1 million in 2006) was recognized and reported in net investment income in the Consolidated Statements of Earnings.

NOTE 16 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2007	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**3,879**	**–**	**–**	**–**	**3,879**
Net investment income	**1,844**	**44**	**–**	**(21)**	**1,867**
Fee income	**921**	**687**	**–**	**(12)**	**1,596**
	6,644	**731**	**–**	**(33)**	**7,342**
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**4,678**	**–**	**–**	**–**	**4,678**
Commissions	**348**	**238**	**–**	**(12)**	**574**
Operating expenses	**936**	**155**	**–**	**14**	**1,105**
Financing charges	**81**	**22**	**–**	**12**	**115**
	6,043	**415**	**–**	**14**	**6,472**
	601	**316**	**–**	**(47)**	**870**
Share of earnings of affiliates	**–**	**–**	**30**	**–**	**30**
Other income (charges), net	**–**	**–**	**–**	**(3)**	**(3)**
Earnings before income taxes and non-controlling interests	**601**	**316**	**30**	**(50)**	**897**
Income taxes	**78**	**96**	**–**	**–**	**174**
Non-controlling interests	**199**	**99**	**–**	**(32)**	**266**
Contribution to consolidated net earnings	**324**	**121**	**30**	**(18)**	**457**

Information on Profit Measure

Three months ended September 30, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,332	–	–	–	4,332
Net investment income	1,577	55	–	(20)	1,612
Fee income	658	588	–	(11)	1,235
	6,567	643	–	(31)	7,179
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	4,871	–	–	–	4,871
Commissions	325	206	–	(12)	519
Operating expenses	604	134	–	14	752
Financing charges	54	22	–	12	88
	5,854	362	–	14	6,230
	713	281	–	(45)	949
Share of earnings of affiliates	–	–	12	–	12
Other income (charges), net	–	–	356	–	356
Earnings before income taxes and non-controlling interests	713	281	368	(45)	1,317
Income taxes	186	89	–	(1)	274
Non-controlling interests	191	84	–	(27)	248
Contribution to consolidated net earnings	336	108	368	(17)	795

Information on Profit Measure

Nine months ended September 30, 2007	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**13,758**	–	–	–	**13,758**
Net investment income	**2,402**	**152**	–	**(58)**	**2,496**
Fee income	**2,434**	**2,022**	–	**(38)**	**4,418**
	18,594	**2,174**	–	**(96)**	**20,672**
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**13,026**	–	–	–	**13,026**
Commissions	**1,100**	**706**	–	**(39)**	**1,767**
Operating expenses	**2,228**	**466**	–	**43**	**2,737**
Financing charges	**185**	**66**	–	**36**	**287**
	16,539	**1,238**	–	**40**	**17,817**
	2,055	**936**	–	**(136)**	**2,855**
Share of earnings of affiliates	–	–	**128**	–	**128**
Other income (charges), net	–	–	**3**	**(3)**	–
Earnings before income taxes and non-controlling interests	**2,055**	**936**	**131**	**(139)**	**2,983**
Income taxes	**370**	**288**	–	–	**658**
Non-controlling interests	**614**	**288**	–	**(89)**	**813**
Contribution to consolidated net earnings	**1,071**	**360**	**131**	**(50)**	**1,512**

Information on Profit Measure

Nine months ended September 30, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	12,471	–	–	–	12,471
Net investment income	4,416	162	–	(66)	4,512
Fee income	1,982	1,764	–	(35)	3,711
	18,869	1,926	–	(101)	20,694
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	13,831	–	–	–	13,831
Commissions	999	614	–	(36)	1,577
Operating expenses	1,842	425	–	41	2,308
Financing charges	152	66	–	36	254
	16,824	1,105	–	41	17,970
	2,045	821	–	(142)	2,724
Share of earnings of affiliates	–	–	94	–	94
Other income (charges), net	–	–	343	–	343
Earnings before income taxes and non-controlling interests	2,045	821	437	(142)	3,161
Income taxes	491	242	–	(6)	727
Non-controlling interests	580	256	–	(83)	753
Contribution to consolidated net earnings	974	323	437	(53)	1,681

NOTE 17 CONTINGENT LIABILITIES (material changes since December 31, 2006)

In the third quarter of 2007, Great-West Life and Canada Life established provisions for certain Canadian retirement plans in the amount of $97 million after-tax. Actual results could differ from these estimates.

Power
Financial
Corporation

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on February 15, 2008 to shareholders of record at the close of business on January 25, 2008, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending December 31, 2007;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008;

(10) A quarterly dividend of 31.875 cents per share on the outstanding First Preferred Shares, Series L (PWF.PR.L) of the Corporation payable on January 31, 2008 to shareholders of record at the close of business on January 10, 2008; and

(11) A quarterly dividend of 31.25 cents per share on the outstanding common shares (PWF) of the Corporation payable on February 1, 2008 to shareholders of record at the close of business on December 28, 2007.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President, General Counsel and Secretary

END

Montréal, Québec
November 8, 2007